Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 9 DATED MARCH 29, 2019

TO

OFFERING CIRCULAR APRIL 17, 2018

(as supplemented by Supplement No. 1 dated April 23, 2018,

Supplement No. 2 dated July 26, 2018,

Supplement No. 3 dated September 20, 2018,

Supplement No. 4 dated November 13, 2018

Supplement No. 5 dated December 14, 2018,

Supplement No. 6 dated December 27, 2018,

Supplement No. 7 dated January 28, 2019, and

Supplement No. 8 dated February 1, 2019)

This supplement (“Supplement”) amends and supplements our Offering Circular, dated April 17, 2018, as previously supplemented by Supplement Nos. 1-8 noted above (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to BRIX REIT, Inc.

The purpose of this Supplement is to update certain sections of the Offering Circular with regard to:

1.       A recent amendment to the provisions of our share repurchase program; and

2.       Information on recent declaration of stockholder distributions.

OFFERING CIRCULAR UPDATE

1. AMENDMENT TO SHARE REPURCHASE PROGRAM.

On March 28, 2019, our board of directors approved an amendment to the Company’s share repurchase program that increased the limitation on the number of shares that the Company can repurchase from 5% of the weighted average number of shares of common stock outstanding during the prior calendar year, to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months.

The following sections of the Offering Circular are amended and restated in their entirety to read in full as follows:

(i) OFFERING CIRCULAR SUMMARY—Will there be any limits on my ability to sell my shares in the share repurchase program?

Yes. While we designed our share repurchase program to allow stockholders to request the repurchase of their shares on a monthly basis, we need to impose limitations on the total amount of net repurchases during any 12 month period. Therefore, the share repurchase program currently provides that the number of shares that may be redeemed is limited to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months. See “Description of Shares—Share Repurchase Program” for more details.

(ii) DESCRIPTION OF SHARES—Share Repurchase Program—Limitations on Repurchase

There are several limitations on the number of shares we may repurchase under the share repurchase program:

•	To the extent our board of directors determines that we have sufficient available cash for redemptions, we intend to repurchase shares subject to the limit that, during any 12-month period net redemptions will not exceed 20% of the weighted-average number of shares outstanding during the prior 12 months.

•	We may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We may, but are not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. We cannot guarantee that we will have sufficient available cash to accommodate all repurchase requests made in any given month.

2. STOCKHOLDER DISTRIBUTIONS.

On March 28, 2019, our board of directors declared distributions based on daily record dates for the period April 1, 2019 through June 30, 2019 at a rate of $0.0008219 per share per day on the outstanding shares of our common stock, which we will pay on a monthly basis on the 21st day following the end of each month, except for the June dividend which will be paid on July 22, 2019. The daily dividend rate of $0.0008219 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018 and to date in 2019.

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